Schedule A

Pursuant to paragraph 3 of this Contract, each class will pay a management fee at the annual rate set forth below of the average daily net assets of the class (computed in the manner set forth in the Declaration of Trust throughout the month.

Class	Rate	Effective Date
Fidelity Disruptive Finance Fund	1.00%	March 11, 2020

Loyalty Class 1	1.00%	March 11, 2020

Loyalty Class 2	1.00%	March 11, 2020

Class F	1.00%	March 11, 2020

FIDELITY SUMMER STREET TRUST
on behalf of Fidelity Disruptive Finance Fund

	By	/s/Stacie M. Smith
Stacie M. Smith President and Treasurer

FIDELITY MANAGEMENT & RESEARCH
COMPANY LLC

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	By	/s/Christopher J. Rimmer
Christopher J. Rimmer Treasurer